FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Leading Organizations Invest in BlackBerry Enterprise Mobility Solutions	3.

Document 1

  NEWS RELEASE

April 16, 2014

FOR IMMEDIATE RELEASE

Leading Organizations Invest in BlackBerry Enterprise Mobility Solutions

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced that several leading Canadian customers are deploying BlackBerry® Enterprise Service 10 (BES10), including: Volker Stevin, City of Waterloo and Samuel, Son & Co., Limited.

According to J. Gold Associates1, over the next year or two the average enterprise user will employ three to five personal devices and use eight to 10 business applications. With the growing need for enterprise users to connect to at least five different enterprise systems, such as VPN, email and the cloud, to perform work-related tasks, the management and security of devices will become increasingly more complex to control without the right enterprise mobility management (EMM) solution.

Migrating to BlackBerry’s EMM solution allows organizations to seamlessly manage devices, operating systems, applications and security. “Our enterprise customers know they can trust BlackBerry because they’ve long counted on our mobility solutions to arm their employees with the best tools to help them be more productive and collaborative – all without ever having to worry about the security of their data,” said John Sims, President, Global Enterprise Services at BlackBerry.

Volker Stevin, one of the largest heavy civil and highway maintenance contractors in Western Canada, is deploying BES10 and BlackBerry 10 smartphones as the company’s sole EMM solution. “We have hundreds of employees on and off the field, and they all require one thing – fast, secure and consistent communication tools,” said Mike Philip, Wireless Program Manager, Volker Stevin. “We evaluated other MDM solutions like MobileIron and AirWatch, but BES10 was a clear winner in terms of being more user-friendly and cost-effective. BlackBerry 10 smartphones and BES10 allow us to improve operational efficiency with security capabilities that are second to none.”

The City of Waterloo continues its long-standing partnership with BlackBerry in innovating and injecting new ideas and technologies to provide valued services that help build the best quality of life for its citizens. In addition to deploying BES10 and BlackBerry 10 smartphones for its workforce, the City of Waterloo also worked with BlackBerry to develop the Ping Street mobile application on the BlackBerry OS platform. The first-of-its-kind mobile application provides Waterloo citizens real-time access to location-based information including garbage and recycling calendars, construction detours, road closures and more.

The City of Waterloo has also embraced BBM™ to stay connected and share secure real-time updates and news with its employees during emergency situations. BBM™ Groups used during emergencies sped up response time and drastically improved collaboration and critical communication during emergency incidents. “BlackBerry 10 devices are by far some of the best business smartphones available. While they deliver tangible productivity benefits and iron-clad security standards, our whole crew from planners to bylaw personnel to firefighters can also enjoy all the benefits of a cutting-edge device with all the enterprise apps they need at their fingertips,” said Max Min, Director of Information Management and Technology Services, City of Waterloo.

Samuel, Son & Co., Limited, Canada's oldest and largest metals service center and metal manufacturing company, has chosen BES10 and BlackBerry 10 smartphones as their core end-to-end business mobility solution. “We’re confident that our investment in BlackBerry 10 is the best mobility solution for our workforce,” said Bob Carter, Chief Information Officer, Samuel, Son & Co., Limited. “The powerful combination of BlackBerry 10 smartphones and BES10 offers us an integrated mobile device and server solution that meets our highest security and productivity needs. BlackBerry also offers a best-in-class customer service experience and product training support, which makes deploying BlackBerry 10 a great value proposition overall.”

The BES10 multi-platform solution allows customers to manage BlackBerry, iOS and Android devices from a single, highly secure, reliable platform. Around the globe, nearly 33,000 BES10 commercial and test servers have been installed to date. To further accelerate migration to BES10, BlackBerry launched the new EZ Pass offer that provides free migration for existing BlackBerry customers or those on any other mobility management platform. The EZ Pass offer will be available from March 31, 2014 through January 31, 2015. Please visit www.blackberry.com/ezpass to apply for the program.

For more information about BlackBerry Enterprise Service 10, please visit: www.bes10.com.

1SOURCE: “BES10: Enterprise Mobility Management for a Multi-Platform World.”
 J. Gold and Associates Research Report

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About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Nadia Stolfi
BlackBerry Media Relations
+1-519-597-8460
nstolfi@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 16, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer